Filed by Starwood Hotels & Resorts Worldwide, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Starwood Hotels & Resorts Worldwide, Inc.
Commission File No.: 1-7959

The following communication was sent to Starwood associates on November 16, 2015.

Dear Associates,

Today is a historic day for Starwood and the entire hotel industry.  In a few minutes, we will announce that we are joining with Marriott International to create the world’s largest hotel company.  We’ve attached the press release so you can learn more.

This transformative combination marks the conclusion of the Strategic and Financial Alternatives Review we began in April.  We evaluated many options and, not surprisingly, there was keen interest in Starwood, our 11 great brands, our enviable global footprint and our very talented associates who, together, blazed new trails in hospitality and take care of our guests every day.  Ultimately it became clear that bringing together Starwood and Marriott—a marriage of the best in innovation and the best in execution—was the optimal outcome for our shareholders and the right path forward for our company.

Together with Marriott, we will offer 1.1 million hotel rooms across 30 brands and 5,500 hotels in more than 100 countries.  The quality of our combined portfolio will be second to none, with more upper upscale and luxury hotels than any other company in the industry—a part of the business that has always been Starwood’s sweet spot.  Through Marriott, we also gain industry-leading presence in the select serve space and across many other key market segments where we have not traditionally played.

The business rationale for this deal is extraordinary.  In an industry where size increasingly matters, this kind of scale and breadth means we can more effectively serve our owners, give our guests and customers unrivaled choice, and offer new opportunities for our associates as part of a much larger organization.

Starwood’s global advantage and unique take on hospitality – from next generation lifestyle brands, to innovations in SPG and digital, to our focus on the guest experience – is exactly what attracted Marriott to us.  Together, we are committed to cultivating what has been created and accelerating the growth of our brands around the world.  By combining our unique strengths and talented people, we will together with Marriott create not only the biggest, but more importantly the best hospitality company in the world.

You will no doubt have questions about what this news means for you. This is the beginning of a long journey, and we are still working through many, many details before this merger closes, which is expected to happen by mid-year 2016.  During this time, we will continue to operate business as usual as two separate companies.  We will work hard to provide you with more information as we move forward and keep you abreast of developments along the way.

Thank you for all that you do to make Starwood a success, and the great care you provide for our guests.  This once-in-a-lifetime opportunity would not have been possible without the talent and hard work of our teams around the globe.

With Best Regards,

Bruce Duncan	Adam Aron
Starwood Chairman	Starwood CEO on an interim basis

Cautionary Statement Regarding Forward Looking Statements

This communication includes “forward-looking” statements, as that term is defined in the Private Securities Litigation Reform Act of 1995 or by the Securities and Exchange Commission in its rules, regulations and releases.  Forward-looking statements are any statements other than statements of historical fact, including statements regarding Starwood’s and Marriot’s expectations, beliefs, hopes, intentions or strategies regarding the future.  Among other things, these forward-looking statements may include statements regarding the proposed combination of Starwood and Marriott; our beliefs relating to value creation as a result of a potential combination with Marriott; the expected timetable for completing the transactions; benefits and synergies of the transactions; future opportunities for the combined company; and any other statements regarding Starwood’s and Marriott’s future beliefs, expectations, plans, intentions, financial condition or performance. In some cases, forward-looking statements can be identified by the use of words such as “may,” “will,” “expects,” “should,” “believes,” “plans,” “anticipates,” “estimates,” “predicts,” “potential,” “continue,” or other words of similar meaning.  Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those discussed in, or implied by, the forward-looking statements.  Factors that might cause such a difference include, but are not limited to, general economic conditions, our financial and business prospects, our capital requirements, our financing prospects, our relationships with associates and labor unions, our ability to consummate potential acquisitions or dispositions or the spin-off of our vacation ownership business and its concurrent acquisition by Interval Leisure Group, Inc. (“ILG”) or realize the anticipated benefits of the spin-off and concurrent acquisition by ILG, and those disclosed as risks in other reports filed by us with the Securities and Exchange Commission, including those described in Part I of our most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K as well as on Marriott’s most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K. Other risks and uncertainties include the timing and likelihood of completion of the proposed transactions between Starwood and Marriott, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals for the proposed transactions that could reduce anticipated benefits or cause the parties to abandon the transactions; the possibility that Starwood’s stockholders may not approve the proposed transactions; the possibility that Marriott’s stockholders may not approve the proposed transactions; the possibility that the expected synergies and value creation from the proposed transactions will not be realized or will not be realized within the expected time period; the risk that the businesses of Starwood and Marriott will not be integrated successfully; disruption from the proposed transactions making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; the possibility that the proposed transactions do not close, including due to the failure to satisfy the closing conditions; as well as more specific risks and uncertainties. We caution readers that any such statements are based on currently available operational, financial and competitive information, and they should not place undue reliance on these forward-looking statements, which reflect management’s opinion only as of the date on which they were made.  Except as required by law, we disclaim any obligation to review or update these forward-looking statements to reflect events or circumstances as they occur.

NO OFFER OR SOLICITATION
This communication is neither an offer to buy, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
The proposed transaction involving Marriott and Starwood will be submitted to Starwood’s stockholders and Marriott’s stockholders for their consideration.  In connection with the proposed transaction, Marriott will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus for Starwood’s stockholders and Marriott’s stockholders to be filed with the Securities and Exchange Commission (“SEC”).  Starwood will mail the joint proxy statement/prospectus to its stockholders, Marriott will mail the joint proxy statement/prospectus to its stockholders and Starwood and Marriott will file other documents regarding the proposed transaction with the SEC.  This communication is not intended to be, and is not, a substitute for such filings or for any other document that Marriott or Starwood may file with the SEC in connection with the proposed transaction.  SECURITY HOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS, CAREFULLY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  The registration statement, the joint proxy statement/prospectus and other relevant materials (when they become available) and any other documents filed or furnished by Marriott or Starwood with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov.  In addition, security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus from Marriott by going to its investor relations page on its corporate web site at www.marriott.com and from Starwood by going to its investor relations page on its corporate web site at www.starwoodhotels.com.

PARTICIPANTS IN THE SOLICITATION
Marriott, Starwood, their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction.  Information about Marriott’s directors and executive officers is set forth in its definitive proxy statement filed with the SEC on April 7, 2015 and information about Starwood’s directors and executive officers is set forth in its definitive proxy statement filed with the SEC on April 17, 2015.  These documents are available free of charge from the sources indicated above, and from Marriott by going to its investor relations page on its corporate web site at www.marriott.com and from Starwood by going to its investor relations page on its corporate web site at www.starwoodhotels.com.  Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the registration statement, the joint proxy statement/prospectus and other relevant materials Marriott and Starwood file with the SEC.